Exhibit 99.1

Supplemental Discussion of the Financial Results of Caesars Entertainment Operating Company, Inc.

In January 2008, Caesars Entertainment Corporation (“Caesars Entertainment” or “Caesars”) was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,829.1 million face value of commercial mortgage-backed securities financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s unaudited consolidated condensed balance sheets as of September 30, 2012 and December 31, 2011 and its unaudited consolidated condensed statements of operations for the quarters and nine months ended September 30, 2012 and 2011, and unaudited consolidated condensed statements of cash flows for the nine months ended September 30, 2012 and 2011.

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED BALANCE SHEETS

(UNAUDITED)

(In millions)

	September 30, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	$988.8	$600.0
Restricted cash	762.5	39.9
Receivables, net	439.7	430.5
Deferred income taxes	156.4	156.1
Prepayments and other current assets	119.8	103.3
Inventories	37.1	34.0
Assets held for sale	9.7	11.6

Total current assets	2,514.0	1,375.4
Property and equipment, net	11,648.4	12,064.2
Goodwill	1,352.0	1,619.2
Intangible assets other than goodwill	3,439.5	3,705.8
Investments in and advances to non-consolidated affiliates	107.1	90.2
Restricted cash	212.1	377.1
Deferred charges and other	531.6	532.4
Assets held for sale	592.3	593.4

	$20,397.0	$20,357.7

Liabilities and Stockholder’s Deficit
Current liabilities
Accounts payable	$288.4	$256.7
Interest payable	367.9	193.1
Accrued expenses	796.6	746.0
Current portion of long-term debt	788.3	40.4
Liabilities held for sale	8.2	10.1

Total current liabilities	2,249.4	1,246.3
Long-term debt	16,007.4	15,591.0
Notes payable to affiliate	616.4	322.1
Deferred credits and other	845.8	870.7
Deferred income taxes	3,061.1	3,460.8

	22,780.1	21,490.9

Total CEOC stockholder’s deficit	(2,427.7)	(1,175.2)
Non-controlling interests	44.6	42.0

Total deficit	(2,383.1)	(1,133.2)

	$20,397.0	$20,357.7

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS

(UNAUDITED)

(In millions)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2012	2011	2012	2011
Revenues
Casino	$1,269.4	$1,317.3	$3,834.8	$3,921.3
Food and beverage	257.5	266.9	767.0	766.0
Rooms	198.0	193.4	587.4	561.5
Management fees	12.5	9.7	34.4	27.7
Other	136.4	112.2	379.9	349.9
Less: casino promotional allowances	(233.5)	(230.3)	(674.6)	(661.7)

Net revenues	1,640.3	1,669.2	4,928.9	4,964.7

Operating expenses
Direct
Casino	742.7	760.6	2,245.8	2,254.1
Food and beverage	104.9	108.6	311.5	312.2
Rooms	44.2	44.3	136.9	129.3
Property, general, administrative, and other	369.1	390.1	1,059.9	1,128.1
Depreciation and amortization	142.1	135.3	427.9	400.4
Write-downs, reserves, and project opening costs, net of recoveries	30.2	15.2	56.8	58.5
Intangible and tangible asset impairment charges	416.0	27.1	717.5	27.1
(Income)/loss on interests in non-consolidated affiliates	(0.9)	1.4	9.9	2.9
Corporate expense	43.1	27.3	120.0	91.0
Acquisition and integration costs	1.0	1.1	1.9	2.9
Amortization of intangible assets	27.2	24.3	78.4	72.9

Total operating expenses	1,919.6	1,535.3	5,166.5	4,479.4

(Loss)/income from operations	(279.3)	133.9	(237.6)	485.3
Interest expense, net of interest capitalized	(495.6)	(427.0)	(1,509.7)	(1,381.7)
Other income, including interest income	4.0	7.6	18.4	15.9

Loss from continuing operations before income taxes	(770.9)	(285.5)	(1,728.9)	(880.5)
Benefit for income taxes	237.5	85.3	563.2	308.8

Loss from continuing operations, net of income taxes	(533.4)	(200.2)	(1,165.7)	(571.7)
Discontinued operations
Income from discontinued operations	4.6	18.4	46.5	57.9
Provision for income taxes	(1.8)	(7.2)	(18.0)	(22.7)

Income from discontinued operations, net of income taxes	2.8	11.2	28.5	35.2

Net loss	(530.6)	(189.0)	(1,137.2)	(536.5)
Less: net (income)/loss attributable to non-controlling interests	(0.7)	9.2	(1.7)	4.0

Net loss attributable to CEOC	$(531.3)	$(179.8)	$(1,138.9)	$(532.5)

CAESARS ENTERTAINMENT OPERATING COMPANY, INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(In millions)

	Nine Months Ended September 30,
	2012	2011
Cash flows used in operating activities	$(22.1)	$(16.4)

Cash flows from investing activities
Acquisitions of property and equipment, net of change in construction payables	(278.9)	(137.1)
Change in restricted cash	(557.6)	(451.9)
Payments to acquire certain gaming rights	—	(22.7)
Payments to acquire business, net of transaction costs and cash acquired	15.2	—
Investments in/advances to non-consolidated affiliates and other	(22.8)	(76.0)
Cash received in conjunction with the sale of a subsidiary, net of cash contributed	42.4	—
Other	(2.2)	(3.8)

Cash flows used in investing activities	(803.9)	(691.5)

Cash flows from financing activities
Proceeds from the issuance of long-term debt	2,440.9	863.8
Debt issuance costs and fees	(31.9)	(17.5)
Borrowings under lending agreements	453.0	135.0
Repayments under lending agreements	(608.0)	(135.0)
Cash paid for early extinguishments of debt	(1,325.5)	(18.7)
Scheduled debt retirements	(12.7)	(34.4)
Purchase of additional interests in subsidiary	(9.6)	—
Intercompany note borrowings, net of repayments	294.3	31.0
Other	(15.2)	(0.6)

Cash flows provided by financing activities	1,185.3	823.6

Cash flows from discontinued operations
Net cash flows from operating activities	30.2	46.7
Net cash flows from investing activities	(2.3)	(3.3)
Net cash flows from financing activities	—	—

Cash flows provided by discontinued operations	27.9	43.4

Net increase in cash and cash equivalents	387.2	159.1
Change in cash classified as assets held for sale	1.6	2.0

Cash and cash equivalents, beginning of period	600.0	605.6

Cash and cash equivalents, end of period	$988.8	$766.7

RECENT EVENTS

On October 29, 2012, Hurricane Sandy made landfall near Atlantic City, New Jersey. As a result of Hurricane Sandy, our properties in Atlantic City were closed for approximately five days. Further, certain of these properties sustained minor damage from the storm. We are in the process of assessing the impact of Hurricane Sandy on our operations in that region, including any post-storm disruption on our ability to attract customers to these facilities. We have insurance that covers portions of any losses from a natural disaster such as this, but it is subject to deductibles and maximum payouts. Therefore, our ability to estimate the impact that this storm and its aftermath will have on our results of operations in this region for the current quarter and future quarters is subject to uncertainty. However, the results of operations in this region could be significantly affected in the fourth quarter of 2012, subject to our determination of potential insurance recoveries, if any.

REGIONAL AGGREGATION

The executive officers of the Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of the Company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, the Company’s casino properties (as of September 30, 2012 or otherwise noted below), have been grouped into seven regions as shown in the table below to facilitate discussion of the Company’s operating results.

In May 2012, the Company entered into an agreement to sell its Harrah’s St. Louis casino to Penn National Gaming, Inc. for a purchase price of $610.0 million. The sale closed on November 2, 2012 and the Company expects to use the net proceeds from the sale to fund capital expenditures. As a result of the transaction, the assets and liabilities of Harrah’s Maryland Heights, LLC, owner of the Harrah’s St. Louis casino, that are included in the sale are classified as held for sale in the consolidated condensed balance sheets at September 30, 2012 and December 31, 2011. The results of the Harrah’s St. Louis casino are presented as Discontinued Operations in the consolidated condensed statements of operations for the quarters and nine months ended September 30, 2012 and 2011 and are no longer included in the Iowa/Missouri region results.

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah’s New Orleans	Harrah’s North Kansas City
Bally’s Las Vegas	Bally’s Atlantic City	Harrah’s Louisiana Downs	Harrah’s Council Bluffs
Imperial Palace	Caesars Atlantic City	Horseshoe Bossier City	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon Planet Hollywood Resort & Casino	Harrah’s Philadelphia (f)	Grand Biloxi Harrah’s Tunica Horseshoe Tunica Tunica Roadhouse Hotel	Bluffs Run

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah’s Reno	Harrah’s Ak-Chin (c)
Harrah’s Joliet (b)	Harrah’s Lake Tahoe	Harrah’s Cherokee (c)
Harrah’s Metropolis	Harveys Lake Tahoe	Harrah’s Rincon (c)
Horseshoe Hammond		Horseshoe Cleveland (g)
Conrad Punta del Este (a)
Casino Windsor (d)
London Clubs International (e)

(a)	We have an approximately 95% ownership interest in and manage this property.
(b)	We have an 80% ownership interest in and manage this property.
(c)	Managed.
(d)

Windsor Casino Limited (“WCL”) operates this property and the province of Ontario owns the complex. As of June 2012, we own 100% of WCL and its results are consolidated into our results. Prior to June 2012, we had a 50% ownership interest in WCL that was accounted for under the equity method.

(e)	We own, operate, or manage 10 casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70% ownership interest in and manage one casino in South Africa.
(f)	Prior to May 2012, this property operated under the Harrah’s Chester name. We have a 99.5% ownership interest in and manage this property.
(g)	We manage this property and have a 20% interest in Rock Ohio Caesars, LLC, which owns this property.

CONSOLIDATED OPERATING RESULTS

(Dollars in millions)	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
	2012	2011			2012	2011
Casino revenues	$1,269.4	$1,317.3	(3.6)%		$3,834.8	$3,921.3	(2.2)%
Net revenues	1,640.3	1,669.2	(1.7)%		4,928.9	4,964.7	(0.7)%
(Loss)/Income from operations	(279.3)	133.9	*	*	(237.6)	485.3	*	*
Loss from continuing operations, net of income taxes	(533.4)	(200.2)	(166.4)%		(1,165.7)	(571.7)	(103.9)%
Income from discontinued operations, net of income taxes	2.8	11.2	(75.0)%		28.5	35.2	(19.0)%
Net loss attributable to CEOC	(531.3)	(179.8)	(195.5)%		(1,138.9)	(532.5)	(113.9)%
Operating margin*	(17.0)%	8.0%	(25.0	) pts	(4.8)%	9.8%	(14.6	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful

Quarter ended September 30, 2012 compared with September 30, 2011

Net revenues for the third quarter of 2012 were $1,640.3 million, down $28.9 million, or 1.7%, from the year-earlier period, due mainly to lower casino revenues in all but the Las Vegas and Illinois/Indiana regions, partially offset by higher revenues from Caesars’ management companies resulting from the opening of Horseshoe Cleveland earlier this year. Casino revenues in the third quarter of 2012 have deteriorated from the third quarter of 2011 due to a softening of economic conditions, primarily in Atlantic City, which has negatively impacted the Company’s results.

Loss from operations for the third quarter of 2012 was $279.3 million compared with income from operations of $133.9 million in the prior-year quarter. This change was due mainly to non-cash charges totaling $416.0 million, comprised of intangible asset impairments of $247.0 million related to goodwill, $124.0 million related to trademarks, and $32.0 million related to gaming rights, and a tangible asset impairment of $13.0 million.

Net loss attributable to CEOC for the third quarter of 2012 was $531.3 million, up $351.5 million, or 195.5%, from the third quarter of 2011. Higher net losses in the third quarter of 2012 reflect the impairment charges discussed above, increased interest expense for the third quarter of 2012 and changes in the tax rate benefit as further described in “Other Factors Affecting Net Income” that follows herein.

Nine Months Ended September 30, 2012 compared with September 30, 2011

Net revenues for the nine months ended September 30, 2012 were $4,928.9 million, down $35.8 million, or 0.7%, from the year-earlier period and reflect a decline in casino revenues, primarily in Atlantic City, partially offset by higher casino and rooms revenue in the Las Vegas region due in part to the opening of the Octavius Tower at Caesars Palace earlier this year and higher revenues from Caesars’ management companies described above.

Loss from operations for the nine months ended September 30, 2012 was $237.6 million compared with income from operations of $485.3 million in the year-ago period. This change was due mainly to $717.5 million of non-cash impairment charges comprised of the intangible and tangible asset impairments discussed above, together with a $33.0 million intangible asset impairment related to trademarks recorded in the second quarter of 2012, and tangible asset impairments of $167.5 million related to the previously halted development project in Biloxi, Mississippi and $101.0 million related to the Macau land concessions, recorded in the first and second quarters of 2012, respectively. Income from operations for the nine months ended September 30, 2011 included a non-cash tangible asset impairment charge of $27.1 million related to the termination of a development stage project in Spain. Also contributing to the loss from operations in 2012 was the income impact of lower revenues and higher depreciation expense associated with the opening of the Octavius Tower.

Net loss attributable to CEOC for the nine months ended September 30, 2012 was $1,138.9 million, up $606.4 million, or 113.9%, from the same period in 2011 and reflects the loss from operations described above, increased interest expense and changes in the tax rate benefit as further described in “Other Factors Affecting Net Income” that follows herein.

Performance Metrics

The Company measures its performance in part through the tracking of trips by rated customers, which means a customer whose gaming activity is tracked through the Total Rewards customer-loyalty system (“trips”), and by spend per rated customer trip (“spend per trip”). A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at one of the Company’s properties: (1) hotel stay, (2) gaming activity, or (3) a comp redemption, which means the receipt of a complimentary item given out by the Company’s casinos. In markets where we have multiple properties, customers often engage in trip generating activities at more than one property in a day. In these instances, we consider the market as a whole and do not count multiple trips. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. For the Atlantic City region, the Company refers to customers that stay at a hotel in one of its properties as lodgers and customers that may play at a casino located in one of its properties but do not stay at a hotel at such property as non-lodgers.

The following table reflects the percentage increase/(decrease) in trips and spend per trip for the U.S. regions for the third quarter and the nine-month periods of 2012 compared with the same periods in 2011.

	Quarter Ended September 30,		Nine Months Ended September 30,
	Trips	Spend per Trip	Trips	Spend per Trip
Consolidated CEOC	(5.5)%	1.8%	(2.5)%	0.4%
Las Vegas region	(2.3)%	14.6%	(0.3)%	6.9%
Atlantic City region:
Lodgers	(5.4)%	(0.3)%	(7.7)%	0.9%
Non-lodgers	(5.5)%	(3.7)%	(4.2)%	(0.7)%
All other regions	(6.0)%	(0.7)%	(1.6)%	(1.7)%

Trips across all regions decreased in the third quarter of 2012 when compared with the same period in 2011, resulting in a decline of 5.5% on a consolidated basis, due mainly to economic and competitive pressures as well as hurricane-related property closures in the Louisiana/Mississippi region in August 2012. Trips across all regions also decreased for the nine months ended September 30, 2012 when compared with the same period in 2011. The resulting decrease of 2.5% on a consolidated basis was mainly due to large declines in Atlantic City and modest declines in the rest of the U.S. regions. The overall increase in spend per trip for the third quarter of 2012 was attributable to a large increase in the Las Vegas region due primarily to strength in the international high-end segment, as well as modest increases in the Iowa/Missouri and Louisiana/Mississippi regions. For the nine months ended September 30, 2012, spend per trip increased 0.4% compared with 2011, due mainly to gains in the Las Vegas region and the Atlantic City lodger segment, partially offset by decreases in all other regions.

On a consolidated basis in 2012, third quarter cash average daily room rates remained flat at $96 when compared with 2011, and increased from $97 to $99 in the nine-month period, despite a decreases in our groups segment. Total occupancy percentage remained flat for both the third quarter and the nine months ended September 30, 2012 compared with 2011.

REGIONAL OPERATING RESULTS

Las Vegas Region

(Dollars in millions)	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
	2012	2011			2012	2011
Casino revenues	$203.8	$188.7	8.0%		$659.6	$616.9	6.9%
Net revenues	381.9	378.1	1.0%		1,219.1	1,187.3	2.7%
Income from operations	14.8	39.9	(62.9)%		143.7	182.1	(21.1)%
Operating margin*	3.9%	10.6%	(6.7	) pts	11.8%	15.3%	(3.5	) pts

*	Operating margin is calculated as income from operations divided by net revenues for the respective period.

Third-quarter net revenues in the region were higher when compared with 2011, as increased casino and rooms revenues were partially offset by decreases in food and beverage and other revenues combined with higher promotional allowances. Revenues rose slightly, despite the negative impact on results caused by Project Linq construction activities, including the closure of O’Shea’s casino in May 2012 and the ongoing renovation of the Imperial Palace, which the Company estimates to have reduced net revenues by approximately $3 million to $5 million. Spend per trip was up 14.6% due primarily to strength in the international high-end segment, while trips declined 2.3%. Hotel revenues in the region increased 2.9%, due in part to the 662 additional Octavius Tower rooms, partially offset by cash average daily room rates remaining flat at $94, and a decrease in total occupancy percentage of 2.4 percentage points for the third quarter of 2012 from 2011.

Income from operations decreased for the third quarter of 2012 by 62.9% primarily due to increases in property operating expenses and an increase in write-downs, reserves, and project opening costs, net of recoveries, associated with demolition costs to prepare for Project Linq. Additionally, the Company estimates that the impact caused by the Project Linq construction activities reduced income from operations by approximately $2 million to $4 million.

Net revenues for the nine months ended September 30, 2012 in the Las Vegas region increased $31.8 million, or 2.7%, from 2011, due primarily to strength in the international, high-end gaming segment contributing to higher casino revenues and the January 2012 opening of the Octavius Tower contributing to higher rooms revenue. Revenues rose, despite the negative impact on results caused by Project Linq construction activities which the Company estimates to have reduced net revenues by approximately $7 million to $11 million. Trips and spend per trip decreased by 0.3% and increased 6.9%, respectively, in the nine months ended September 30, 2012 from 2011. Hotel revenues in the region increased 5.4%, due in part to the additional Octavius Tower rooms discussed above and the increase of cash average daily room rates by 2.3% to $100 from $98, partially offset by total occupancy percentages which decreased 2.9 percentage points for the nine months ended September 30, 2012 from 2011.

Income from operations decreased by 21.1% for the nine months ended September 30, 2012, due primarily to an increase in depreciation expense and increases in property operating expenses associated with the Octavius Tower. Additionally, the Company estimates that the impact caused by the Project Linq construction activities reduced income from operations by approximately $5 million to $9 million.

During 2011, we commenced construction on Project Linq, a dining, entertainment, and retail development between our Flamingo and Imperial Palace casinos, on the east side of the Las Vegas Strip, which is scheduled to open in phases beginning in the second half of 2013. Project Linq also includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in the first quarter of 2014. Through September 30, 2012, $147.2 million had been spent on this project, of which $94.5 million was spent in 2012.

Atlantic City Region

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$300.6	$320.9	(6.3)%		$859.3	$935.7	(8.2)%
Net revenues	351.3	368.9	(4.8)%		989.8	1,060.4	(6.7)%
Income from operations	27.5	27.5	—		46.0	60.4	(23.8)%
Operating margin*	7.8%	7.5%	0.3	pts	4.6%	5.7%	(1.1	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues for the third quarter of 2012 in the Atlantic City region were down $17.6 million, or 4.8%, from 2011, due mainly to lower casino revenues largely resulting from a decline in trips. Trips by lodgers and non-lodgers declined 5.4% and 5.5%, respectively, in the third quarter of 2012 from 2011, due mainly to new competition in the region. Spend per trip for lodgers and non-lodger decreased 0.3% and 3.7%, respectively. The Company expects the market to continue to be challenged by local and regional competition. Income from operations was flat in the third quarter of 2012 compared with 2011, due mainly to decreased property operating expenses resulting from cost savings initiatives and lower property tax assessments in Atlantic City, partially offset by the decline in net revenues.

In the nine months ended September 30, 2012, net revenues decreased from 2011 by $70.6 million, or 6.7% due largely to trip declines in both the lodger and non-lodger segments. Spend per trip rose slightly in the lodger segment but was down in the non-lodger segment in the nine months ended September 30, 2012 compared with 2011. Income from operations was down by 23.8% due mainly to lower revenues, partially offset by a decrease in property operating expenses including decreases in property tax expense due to lower property tax assessments in Atlantic City.

Louisiana/Mississippi Region

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$242.5	$267.8	(9.4)%		$760.0	$775.4	(2.0)%
Net revenues	266.2	291.7	(8.7)%		843.5	845.5	(0.2)%
Loss/income from operations	(183.0)	35.4	*	*	(271.2)	106.0	*	*
Operating margin*	(68.7)%	12.1%	(80.8	) pts	(32.2)%	12.5%	(44.7	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful

Third quarter of 2012 net revenues in the Louisiana/Mississippi region decreased $25.5 million, or 8.7%, from 2011. Revenues were negatively impacted by the closures of two casinos in the region as a result of Hurricane Isaac in August 2012, which contributed to a 6.2% decline in trips. Loss from operations was $183.0 million in the third quarter of 2012 compared with income from operations of $35.4 million in 2011. The change was due primarily to the non-cash intangible asset impairment charges of $176.0 million, of which $175.0 million related to goodwill and $1.0 million related to gaming rights, as well as a non-cash tangible asset impairment charge of $13.0 million and a $20.2 million charge for exit activities related to the halted development project in Biloxi, Mississippi. Also contributing to the loss from operations is the income impact of lower revenues and non-recurring costs associated with hurricane-related damage to the closed properties. The Company estimates that the negative impact of Hurricane Isaac on its loss from operations was approximately $8 million to $10 million.

For the nine months ended September 30, 2012, net revenues in the region were down slightly compared with 2011, as revenue increases achieved in the first and second quarters of 2012 were offset by the third quarter hurricane-related impact. Loss from operations was $271.2 million in the nine months ended September 30, 2012, compared with income from operations of $106.0 million in 2011. This change was due mainly to the third quarter of 2012 intangible and tangible asset impairment charges described above, as well as a $172.0 million charge in the first quarter of 2012, of which $167.5 million was a non-cash tangible asset impairment related to the previously halted development project in Biloxi, Mississippi.

Iowa/Missouri Region

The following results exclude Harrah’s St. Louis casino which has been classified as a Discontinued Operation in our consolidated condensed statements of comprehensive loss for the quarter and nine months ended September 30, 2012 and 2011 as a result of the sale of this property.

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$107.6	$111.3	(3.3)%		$326.1	$328.5	(0.7)%
Net revenues	117.0	119.9	(2.4)%		350.6	352.1	(0.4)%
Income from operations	38.8	27.5	41.1%		94.6	79.7	18.7%
Operating margin*	33.2%	22.9%	10.3	pts	27.0%	22.6%	4.4	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Net revenues in the third quarter of 2012 in the Iowa/Missouri region decreased $2.9 million, or 2.4%, from 2011 due mainly to a decline in casino revenues resulting from new competition in the Kansas City market. Income from operations increased for the third quarter of 2012 from 2011 due mainly to a reduction in property operating expenses resulting from the refinement of estimates of costs remaining in the discontinued operations of the Harrah’s St. Louis casino as a result of the imminent closing of the transaction.

Net revenues in the nine months ended September 30, 2012 decreased $1.5 million, or 0.4%, from 2011. Spend per trip increased while trips to the properties in the region declined as a result of the new competition mentioned above. Income from operations increased for the nine months ended September 30, 2012 from 2011 due mainly to reduced property operating expenses that more than offset lower revenues.

Illinois/Indiana Region

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$250.8	$249.1	0.7%		$765.0	$775.5	(1.4)%
Net revenues	263.5	260.2	1.3%		802.7	806.1	(0.4)%
Income from operations	40.5	30.5	32.8%		121.6	110.2	10.3%
Operating margin*	15.4%	11.7%	3.7	pts	15.1%	13.7%	1.4	pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.

Third quarter of 2012 net revenues in the Illinois/Indiana region increased slightly from 2011. Spend per trip declined while increased competitive pressures in the region resulted in fewer trips, despite the reopening earlier this year of the bridge that allows direct access by customers to our Southern Indiana property, which closure affected the property starting in early September 2011. Income from operations for the third quarter of 2012 increased 32.8% from the same period in 2011 due mainly to higher revenues together with reduced property operating expenses as a result of cost savings initiatives.

Net revenues in the nine months ended September 30, 2012 decreased $3.4 million, or 0.4%, from 2011, due to declines in casino revenues. Trips and spend per trip were negatively impacted by the competition mentioned above. Income from operations for the nine months ended September 30, 2012 increased by 10.3% when compared with 2011 due mainly to reduced property operating expenses mentioned above.

Other Nevada Region

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)		Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011			2012	2011
Casino revenues	$69.4	$77.2	(10.1)%		$161.6	$182.0	(11.2)%
Net revenues	96.9	102.8	(5.7)%		223.1	244.3	(8.7)%
Income from operations	(81.2)	24.5	*	*	(80.7)	31.9	*	*
Operating margin*	(83.8)%	23.8%	(107.6	) pts	(36.2)%	13.1%	(49.3	) pts

*	Operating margin is calculated as income/(loss) from operations divided by net revenues for the respective period.
**	Not meaningful

Third quarter of 2012 net revenues decreased $5.9 million, or 5.7%, from the same period in 2011 due mainly to a decline in casino revenues. Trips to the properties in the region, as well as spend per trip, declined in the third quarter of 2012 compared with 2011 due to local competitive pressures and the Company expects the market to continue to be challenged. There was a loss from operations of $81.2 million in the third quarter of 2012 compared with income from operations of $24.5 million in 2011. This change was due mainly to non-cash intangible asset impairment charges of $103.0 million recorded in the 2012 quarter, comprised of $72.0 million related to goodwill and $31.0 million related to gaming rights.

Net revenues in the nine months ended September 30, 2012 decreased $21.2 million, or 8.7%, from 2011 due to a decline in casino revenues resulting from the challenging, competitive environment in the region. Loss from operations in the nine months ended September 30, 2012 was $80.7 million, compared with income from operations of $31.9 million. This change was due mainly to the non-cash impairment charges in the quarter discussed above, coupled with the income impact of lower revenues.

Managed, International, and Other

The Managed region includes companies that operate three Indian-owned casinos, as well as Horseshoe Cleveland and Caesars Windsor, and the results of Thistledown Racetrack, LLC (“Thistledown”) through August 2012 when the racetrack was contributed to Rock Ohio Caesars, LLC (“ROC”), a joint venture in which Caesars holds a 20% ownership interest. Subsequent to August 2012, the Managed region includes the results of the subsidiary that manages Thistledown. The International region includes the results of Caesars’ international operations. The Other region is comprised of corporate expenses, including administrative, marketing, and development costs, and income from certain non-consolidated affiliates.

	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(Dollars in millions)	2012	2011		2012	2011
Net revenues
Managed	$37.0	$13.6	172.1%	$62.0	$36.9	68.0%
International	105.7	110.9	(4.7)%	340.6	336.2	1.3%
Other	20.8	23.1	(10.0)%	97.4	95.7	1.8%

Total net revenues	$163.5	$147.6	10.8%	$500.0	$468.8	6.7%

(Loss)/income from operations
Managed	$(2.1)	$2.2	* *	$3.0	$5.0	(40.0)%
International	(3.9)	(0.3)	* *	(89.0)	19.7	* *
Other	(130.7)	(53.3)	(145.2)%	(205.6)	(109.7)	(87.4)%

Total loss from operations	$(136.7)	$(51.4)	(166.0)%	$(291.6)	$(85.0)	(243.1)%

**	Not meaningful.

Net revenues in the third quarter of 2012 for Managed, International, and Other increased $15.9 million, or 10.8%, from 2011. Net revenue increases were attributable to the opening of a new managed casino, Horseshoe Cleveland, which began operations in May 2012, and to an increase in reimbursable expenses for certain of our managed properties that are presented on a gross revenue basis, thus resulting in an increase in net revenues and an equally offsetting increase in operating expenses. Loss from operations increased $85.3 million, or 166.0%, in the third quarter of 2012 from 2011, due mainly to non-cash intangible asset impairment charges of $124.0 million in the 2012 quarter related to trademarks and increased corporate expenses, partially offset by a decrease in write-downs, reserves, and project opening costs, net of recoveries resulting from lower costs associated with efficiency projects. Increases in corporate expenses were attributable to the consolidation of certain functions at corporate and increased stock-based compensation expense. Partly offsetting these unfavorable items was the income impact from higher revenues in our managed businesses.

In the nine months ended September 30, 2012, net revenues for the region increased $31.2 million, or 6.7%, from 2011 due mainly to increased revenues from the opening of Horseshoe Cleveland, as discussed above. Loss from operations increased $206.6 million, or 243.1%, in the nine months ended September 30, 2012 from 2011, due mainly to an increase in corporate expense and the impairment charges mentioned above and impairment charges recorded in the second quarter of 2012, consisting of a $33.0 million intangible asset impairment related to trademarks and a tangible asset impairment of $101.0 million related to the Macau land concessions, partially offset by a decrease in write-downs, reserves, and project opening costs, net of recoveries resulting from lower costs associated with efficiency projects. Increases in corporate expenses were attributable to the consolidation of certain functions at corporate and increased stock-based compensation expense. Partly offsetting these unfavorable items was the income impact from higher revenues in our managed businesses.

OTHER FACTORS AFFECTING NET INCOME

Expense/(income)	Quarter Ended September 30,		Percent Favorable/ (Unfavorable)	Nine Months Ended September 30,		Percent Favorable/ (Unfavorable)
(In millions)	2012	2011		2012	2011
Interest expense, net of interest capitalized	495.6	427.0	(16.1)%	1,509.7	1,381.7	(9.3)%
Benefit for income taxes	(237.5)	(85.3)	178.4%	(563.2)	(308.8)	82.4%
Income from discontinued operations, net of income taxes	(2.8)	(11.2)	(75.0)%	(28.5)	(35.2)	(19.0)%

Interest Expense, Net of Interest Capitalized

Interest expense, net of interest capitalized, increased by $68.6 million, or 16.1% in the third quarter of 2012, due primarily to higher interest rates as a result of extending the maturities of our debt combined with higher debt balances compared with the year-ago quarter, and a $66.3 million decrease in mark-to-market gains on derivatives resulting from $6.2 million of gains in 2012 compared with gains of $72.5 million in 2011, partially offset by $34.4 million of lower amortization of deferred losses in accumulated other comprehensive loss.

Interest expense net of interest capitalized, increased by $128.0 million, or 9.3% for the nine months ended September 30, 2012 from 2011, due primarily to higher interest rates as a result of extending the maturities of our debt combined with higher debt balances compared with the year-ago period, and a $74.6 million decrease in mark-to-market gains on derivatives resulting from $10.9 million of losses in 2012 compared with gains of $63.7 million in 2011, and the write off of deferred financing costs and debt discounts associated with debt transactions completed in the nine months ended September 30, 2012.

Interest expense is reported net of interest capitalized of $9.5 million and $11.5 million for the third quarter of 2012 and 2011, respectively and $27.5 million and $12.2 million for the nine months ended September 30, 2012 and 2011, respectively. Interest capitalized in 2012 is primarily related to the Project Linq. Cash paid for interest was $245.6 million and $169.9 million for the third quarter of 2012 and 2011, respectively, and $1,047.9 million and $946.0 million for the nine months ended September 30, 2012 and 2011, respectively.

Tax Rate Benefit

The effective tax rate benefit for the quarter ended September 30, 2012 and September 30, 2011, was 30.8% and 29.9%, respectively. The reason for the increase in the quarterly rate at September 30, 2012 is that the negative impact to the 2012 rate from nondeductible goodwill impairments was relatively less than the negative impact to the 2011 rate, primarily caused by nondeductible foreign losses and nondeductible losses on company-owned life insurance policies.

The effective tax rate benefit for the nine months ended September 30, 2012 and September 30, 2011 was 32.6% and 35.1%, respectively. The primary cause of the difference in tax rates relates to the negative impact of nondeductible goodwill impairments incurred in 2012.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of “Project Renewal,” an initiative designed to reinvent certain aspects of the Company’s functional and operating units to gain significant further cost reductions and streamline its operations. As a part of Project Renewal, Caesars designed a shared-services organization that will enable more efficient decision making and sharing of best practices. Caesars anticipates that the Company will have a permanently lower cost structure and will benefit from greater concentration of specified talent and quicker decision making.

In accordance with our shared-services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $35.6 million and $94.7 million, in incremental cost savings for the third quarter and nine months of 2012, respectively, when compared to the same periods in 2011. Additionally, as of September 30, 2012, we expect that these cost-savings programs will produce additional annual cost savings of $146.4 million, based on the full impact of current projects that are in process. As we firm up cost reduction activities this figure could change.

Capital Spending and Development

In January 2012, we received notice that the minority owners of Chester Downs and Marina, LLC (“Chester Downs”) elected to exercise their put rights thereby requiring us to purchase from the minority owners 90% of their interest in Chester Downs for consideration of $9.6 million. We consummated this purchase on February 14, 2012. As a result, we now have a 99.5% ownership interest in this property.

In August 2012, Caesars Ohio Investment, LLC (“COI”) sold a 53.39% interest in Thistledown to Rock Ohio Ventures, LLC (formerly Rock Gaming, LLC) (“Rock”) for $28.6 million. Effectively concurrent with this sale, COI contributed their remaining 46.61% interest in Thistledown to ROC in exchange for additional equity interests. Immediately subsequent to these transactions, Rock purchased equity interests in ROC from COI for $14.3 million to retain an 80% ownership interest in ROC. The Company recognized an $11.0 million gain on these transactions.

We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.

Our capital spending for the nine months ended September 30, 2012 totaled $278.9 million, which includes an increase of $32.4 million of construction payables. Estimated total capital expenditures for 2012, including 2012 expenditures associated with Project Linq, are expected to be between $480.0 million and $510.0 million.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development as well as additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of Harrah’s St. Louis, the Company expects to use the net proceeds from the sale to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase certain outstanding debt obligations.

Liquidity and Capital Resources

Our cash and cash equivalents, excluding restricted cash, totaled $988.8 million at September 30, 2012 compared to $600.0 million at December 31, 2011. Restricted cash totaled $974.6 million at September 30, 2012, the current portion of which includes the $750.0 million of proceeds from our August 2012 debt offering that were held in escrow until October 5, 2012, when escrow conditions were satisfied and CEOC assumed the liability. Nearly all of the remaining restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. The net proceeds generated from the sale of Harrah’s St. Louis are expected to be utilized to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase certain outstanding debt obligations. Our cash flows from operating, investing, and financing activities associated with Harrah’s St. Louis, which is defined as discontinued operations for the nine months ended September 30, 2012, are included in our consolidated condensed statements of cash flows.

We are a highly leveraged company and a substantial portion of our operating cash flows are used to fund debt service. As of September 30, 2012, we had $17,412.1 million book value of indebtedness outstanding, including capital lease indebtedness. This amount includes the August 2012 debt offering of $750.0 million which is classified as current in our consolidated condensed balance sheet at September 30, 2012 due to escrow conditions not being satisfied as of that date. On October 5, 2012, the escrow conditions were satisfied and the debt was reclassified to long-term. Cash paid for interest for the nine months ended September 30, 2012 was $1,047.9 million. Payments of short-term debt obligations , other than the $750.0 million above, and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Our operating cash inflows are typically used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt or equity offerings.

In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At September 30, 2012, our additional borrowing capacity under the revolving credit facility was $975.5 million. After taking into account the extensions, repayments and commitment reductions described in Liquidity and Capital Resources - Capital Resources - Credit Agreement section that follows herein, there was $2,738.9 million face value of B-6 term loans outstanding, $1,026.4 million face value of B-1, B-2 and B-3 term loans outstanding with a maturity of January 28, 2015, $607.1 million of revolving commitments outstanding with a maturity of January 28, 2014 and $31.1 million of revolving commitments outstanding with a maturity of January 28, 2017.

In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.

Debt Covenant Compliance

Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. Specifically, our senior secured credit facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months (“LTM”) Adjusted EBITDA-Pro Forma - CEOC Restricted. This ratio excludes up to $2,200.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. This ratio also reduces the amount of senior first priority secured debt by the amount of unrestricted cash on hand. As of September 30, 2012, our senior secured leverage ratio was 4.02 to 1.0.

We are in compliance with our senior secured credit facilities and indentures, including the senior secured leverage ratio, as of September 30, 2012. In order to comply with the quarterly senior secured leverage ratio in the future, the Company will need to achieve a certain amount of Adjusted EBITDA - Pro- Forma - CEOC Restricted and/or reduced levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which are correlated to a consumer recovery, (b) ability to effect cost-savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending, or (g) a combination thereof. In addition, under certain circumstances, our senior secured credit facilities allow us to apply cash contributions received as an increase to Adjusted EBITDA if we are unable to meet our Senior Secured Leverage Ratio. However, there is no guarantee that such contributions will be forthcoming.

Based upon the Company’s current operating forecast, as well as our ability to achieve one or more of the factors noted above, the Company believes that it will continue to be in compliance with the senior secured leverage ratio and meet its cash flow needs during the next twelve months. As discussed earlier in “Recent Events”, we continue to assess the impact of Hurricane Sandy on our forecasted results of operations and Adjusted EBITDA in the Atlantic City region. If the Company was unable to maintain compliance with the senior secured leverage ratio and the Company failed to remedy a default pursuant to the terms of its senior secured credit facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

In addition, other covenants contained in our senior secured credit facilities and indentures covering our second priority senior secured notes and first priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA-Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0 and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA-Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of September 30, 2012, our total first priority secured leverage ratio and consolidated leverage ratio were 5.74 to 1.0 and 11.67 to 1.0, respectively. For the twelve months ended September 30, 2012, CEOC’s LTM Adjusted EBITDA-Pro Forma - CEOC Restricted were insufficient to cover fixed charges by $570.7 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio and consolidated leverage ratio described in this paragraph are not maintenance covenants.

Long-Term Debt

The following table presents our outstanding debt as of September 30, 2012 and December 31, 2011:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Sept. 30, 2012		Face Value at Sept. 30, 2012	Book Value at Sept. 30, 2012	Book Value at Dec. 31, 2011
Credit Facilities
Term Loans B1-B3	2015	3.22%		$1,985.7	$1,985.7	$5,000.5
Term Loan B4	2016	9.50%		972.5	956.1	961.2
Term Loan B5	2018	4.47%		1,222.7	1,218.7	1,218.2
Term Loan B6	2018	5.47%		2,044.9	2,027.9	—
Revolving Credit Facility	2014	—		—	—	155.0
Revolving Credit Facility	2017	—		—	—	—
Secured Debt
Senior Secured Notes	2017	11.25%		2,095.0	2,058.7	2,054.6
Senior Secured Notes	2020	8.50%		1,250.0	1,250.0	—
Senior Secured Notes	2020 (a)	9.00%		750.0	750.0	—
Second-Priority Senior Secured Notes	2018	12.75%		750.0	742.7	742.1
Second-Priority Senior Secured Notes	2018	10.00%		4,553.1	2,224.6	2,131.2
Second-Priority Senior Secured Notes	2015	10.00%		214.8	171.2	164.2
Chester Downs term loan	2016	—		—	—	221.3
Chester Downs Senior Secured Notes	2020	9.25%		330.0	330.0	—
PHW Las Vegas Senior Secured Loan	2015 (b)	3.10%		515.6	433.0	417.9
Linq/Octavius Senior Secured Loan	2017	9.25%		450.0	446.3	445.9
Subsidiary-guaranteed Debt
Senior Notes	2016	10.75%		478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%		13.2	13.2	11.7
Unsecured Senior Debt
5.375%	2013	5.375%		125.2	114.5	108.6
7.0%	2013	7.00%		0.6	0.6	0.6
5.625%	2015	5.625%		791.8	655.4	624.9
6.5%	2016	6.50%		573.2	456.8	439.3
5.75%	2017	5.75%		538.8	390.6	375.7
Floating Rate Contingent Convertible Senior Notes	2024	0.57%		0.2	0.2	0.2
Other Unsecured Borrowings
Special improvement district bonds	2037	5.30%		64.3	64.3	65.7
Note payable to Caesars Entertainment	2014	3.28%		616.4	616.4	322.1
Other	Various	Various		0.4	0.4	0.4
Capitalized Lease Obligations	to 2014	1.10	%-9.49%	26.2	26.2	13.6

Total debt				20,363.2	17,412.1	15,953.5
Current portion of long-term debt (a)				(791.8)	(788.3)	(40.4)

Long-term debt				$19,571.4	$16,623.8	$15,913.1

(a)

Represents the note offering that occurred in August 2012. Although the notes mature in 2020, they are classified as short-term debt obligations within our September 30, 2012 balance sheet because the escrow conditions were not met as of that date.

(b)	Assumes the exercise of an extension option to move the maturity from 2013 to 2015, subject to certain conditions.

As of September 30, 2012 and December 31, 2011, book values are presented net of unamortized discounts of $2,951.1 million and $3,135.0 million, respectively.

Our current maturities of debt include required interim principal payments on certain Term Loans, the special improvement district bonds, and capitalized lease obligations. The current portion of long-term debt also includes $750.0 million and $0.6 million of 9.0% senior secured notes and 7.0% unsecured senior debt, respectively.

Caesars Entertainment Corporation established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $750.0 million outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $322.1 million outstanding under the agreement at December 31, 2011. As a result of net borrowings of $294.3 million during the nine months ended September 30, 2012, there is $616.4 million outstanding under the agreement at September 30, 2012.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

In May 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension, and (iii) modify certain other provisions of the Credit Facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders into Extended Term Loans.

In March 2012, CEOC amended its Credit Facilities to, among other things, (i) extend the maturity of $2,731.4 million of B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018 and increase the interest rate with respect to such extended term loans (the “Term B-6 Loans”); (ii) convert $82.3 million of original maturity revolver commitments held by consenting lenders to Term B-6 Loans and promptly following such conversion, repay $1,095.6 million of B-1, B-2, B-3 and B-6 term loans; (iii) extend the maturity of $25.0 million original maturity revolver commitments from January 28, 2014 to January 28, 2017 and increase the interest rate and the undrawn commitment fee with respect to such extended revolver commitments and terminate $6.3 million of original maturity revolver commitments; and (iv) modify certain other provisions of the Credit Facilities. In addition to the foregoing, CEOC may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.

During the second and third quarters of 2012, CEOC extended the maturity on an additional $123.5 million of B-1, B-2, and B-3 term loans and converted another $47.3 million of original maturity revolver commitments to Term B-6 Loans.

As of September 30, 2012, our Credit Facilities provide for senior secured financing of up to $7,296.8 million, consisting of (i) senior secured term loans in an aggregate principal amount of $6,225.8 million comprised of $1,985.7 million maturing on January 28, 2015, $972.5 million maturing on October 31, 2016, and $3,267.6 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,071.0 million, with $1,046.0 million maturing January 28, 2014 and $25.0 million maturing on January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $3.7 million, with the balance due at maturity. As of September 30, 2012, $95.5 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $975.5 million of additional borrowing capacity was available to the Company under its revolving credit facility as of September 30, 2012.

On October 5, 2012, CEOC consummated extension transactions with lenders under its Credit Facilities pursuant to which CEOC (i) extended the maturity of $957.5 million aggregate principal amount of B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018, which are new B-6 term loans; (ii) converted $276.6 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to B-6 term loans; and (iii) extended the maturity of $12.2 million aggregate principal amount of original maturity revolver commitments held by consenting lenders who elected not to convert their commitments to term loans, from January 28, 2014 to January 28, 2017 and increased the interest rate and the undrawn commitment fee with respect to such extended revolver commitments. The Term B-6 Loans have a springing maturity to April 14, 2017 if more than $250.0 million of CEOC’s 11.25% Senior Secured Notes due 2017 remain outstanding on April 14, 2017. As a result of these transactions, CEOC repaid $478.8 million principal amount of term loans of extending lenders and terminated $144.4 million principal amount of revolving commitments of extending lenders.

On October 29, 2012, CEOC consummated extension transactions under its Credit Facilities pursuant to which CEOC converted $150.0 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to B-6 term loans. As a result of these transactions, CEOC repaid $75.0 million principal amount of term loans of extending lenders, terminated $150.0 million principal amount of revolving commitments of extending lenders, and increased the amount of outstanding B-6 term loans by $75.0 million. In addition to the foregoing, CEOC may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.

Other Financing Transactions

In February 2012, Chester Downs issued $330.0 million aggregate principal amount of 9.25% senior secured notes due 2020 through a private placement. Chester Downs used $232.4 million of the proceeds of the notes to repay its existing term loan plus accrued interest and a prepayment penalty. The remaining proceeds were used to make a distribution to Chester Downs’ managing member, Harrah’s Chester Downs Investment Company, LLC, a wholly-owned subsidiary of CEOC, and for other general corporate purposes.

In February 2012, Caesars Operating Escrow LLC and Caesars Escrow Corporation, wholly-owned unrestricted subsidiaries of CEOC, completed the offering of $1,250.0 million aggregate principal amount of 8.5% senior secured notes due 2020 (the “8.5% notes”), the proceeds of which were placed into escrow. On March 1, 2012, the escrow conditions were satisfied and CEOC assumed the 8.5% notes. CEOC used $1,095.6 million of the net proceeds from this transaction to repay a portion of its senior secured term loans under the Credit Facilities in connection with the March 2012 amendment discussed above.

In August 2012, Caesars Operating Escrow LLC and Caesars Escrow Corporation, wholly-owned unrestricted subsidiaries of CEOC, completed the offering of $750.0 million aggregate principal amount of 9% senior secured notes due 2020 (the “9% notes”), the proceeds of which were placed into escrow and recorded as restricted cash. On October 5, 2012, the escrow conditions were satisfied and CEOC assumed the 9% notes. CEOC used $478.8 million of the net proceeds from this transaction to repay a portion of its senior secured term loans under the Credit Facilities in connection with the extension transactions occurring subsequent to September 30, 2012 as described in “Credit Agreements” above.

Derivative Instruments

Derivative Instruments—Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2012 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of September 30, 2012 are as follows:

Effective Date	Notional Amount	Fixed Rate Paid	Variable Rate Received as of September 30, 2012	Next Reset Date	Maturity Date
	(in millions)
April 25, 2011	$250.0	1.351%	0.217%	October 25, 2012	January 25, 2015
April 25, 2011	250.0	1.347%	0.217%	October 25, 2012	January 25, 2015
April 25, 2011	250.0	1.350%	0.217%	October 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.217%	October 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.217%	October 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.217%	October 25, 2012	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.217%	October 25, 2012	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.217%	October 25, 2012	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the October 25, 2012 reset.

On January 18, 2012, the Company amended the terms of three $1,000.0 million notional value of interest rate swap contracts with a corresponding change in the elected interest rate on $3,000.0 million of term loans under the Credit Facilities. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changed from three-month to one-month LIBOR and the fixed payment rate was reduced by 16.5 basis points. The table above reflects the amended payment rates.

Derivative Instruments—Other

During the second quarter of 2012, the Company entered into a written put option (the “Option”) for certain preferred equity interests. The potential future aggregate cash payments of $24.3 million as of September 30, 2012 related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our consolidated condensed balance sheets. Additionally, the Option is recorded in our consolidated condensed balance sheets at its fair value, which was $0 as of September 30, 2012.

Derivative Instruments—Impact on Consolidated Condensed Financial Statements

The following table represents the fair values of derivative instruments in the consolidated condensed balance sheets as of September 30, 2012 and December 31, 2011:

	Asset Derivatives						Liability Derivatives
	September 30, 2012			December 31, 2011			September 30, 2012		December 31, 2011
(In millions)	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps							Deferred credits and other	$(347.0)	Deferred credits and other	$(336.1)
Interest rate cap	Deferred charges and other	$	*	Deferred charges and other	$	*

Total derivatives		$	*		$	*		$(347.0)		$(336.1)

*	Amount rounds to zero

The following table represents the effect of derivative instruments in the unaudited consolidated condensed statements of operations for the quarters ended September 30, 2012 and 2011 for amounts transferred into or out of accumulated other comprehensive loss (“AOCL”):

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended Sept. 30, 2012	Quarter Ended Sept. 30, 2011		Quarter Ended Sept. 30, 2012	Quarter Ended Sept. 30, 2011		Quarter Ended Sept. 30, 2012	Quarter Ended Sept. 30, 2011
Interest rate contracts	$—	$72.3	Interest expense	$—	$34.2	Interest expense	$—	$(78.7)

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Income	Quarter Ended Sept. 30, 2012	Quarter Ended Sept. 30, 2011
Interest rate contracts	Interest expense	$(6.2)	$6.2

The following table represents the effect of derivative instruments in the unaudited consolidated condensed statements of operations for the nine months ended September 30, 2012 and 2011 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	Nine Months Ended Sept. 30, 2012	Nine Months Ended Sept. 30, 2011		Nine Months Ended Sept. 30, 2012	Nine Months Ended Sept. 30, 2011		Nine Months Ended Sept. 30, 2012	Nine Months Ended Sept. 30, 2011
Interest rate contracts	$—	$70.9	Interest expense	$—	$39.2	Interest expense	$—	$(74.3)

(In millions)		Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Net Loss	Nine Months Ended Sept. 30, 2012	Nine Months Ended Sept. 30, 2011
Interest rate contracts	Interest expense	$10.9	$10.6

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid monthly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters and nine months ended September 30, 2012 and 2011 by $42.6 million and $41.0 million, and $126.6 million, and $158.3 million, respectively.

At September 30, 2012, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 10% of our total debt, while our fixed-rate debt is 90% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

Material changes to our aggregate indebtedness are described in the “Capital Resources” section of this Exhibit 99.1. At September 30, 2012, our estimated interest payments for the years ended December 31, 2012 through 2016 are approximately $424 million, $1,681 million, $1,643 million, $1,417 million and $1,259 million, respectively, and our estimated interest payments thereafter are approximately $1,801 million.

As of September 30, 2012, there have been no material changes outside the ordinary course of business to our other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K for the year ended December 31, 2011.